September 3, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Viña Concha y Toro S.A.
Form 20-F for Fiscal Year Ended December 31, 2011
Filed April 30, 2012
File No. 001-13358

Dear Ms. Jenkins,

On behalf Viña Concha y Toro S.A. (“Concha y Toro”, “we” or the “Company”), we transmit for your review this letter that provides the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received in the letter dated July 25, 2013 (the “Comment Letter”) regarding the Company’s Annual Report on Form 20-F (“Form 20-F”) for the Fiscal Year Ended December 31, 2011, filed with the Commission on April 30, 2012. This letter is keyed to the headings and comment numbers contained in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 20-F for the fiscal year ended December 31, 2011

Notes to Consolidated Financial Statements, page F-13

Note 12. Goodwill, page F-58

Acquisition of Fetzer Vineyards, Inc., page F-58

1.	We note the third- party valuation report that you obtained in connection with the Fetzer acquisition that was provided in response to comment two of our letter dated May 23, 2013. As described on page 15 of the valuation report, it appears that certain costs were subtracted from the total value of vineyard land improvements to render the fair value of the acquired grape vines. Please advise us of the following with respect to the biological assets acquired from Fetzer:

•	For the acquired grape vines, quantify for us the total fair value assigned to the acquired vines. Also provide us with your detailed analysis used to arrive at the estimated fair value of the vines for each acquired vineyard and in total. In this regard, we could not locate the fair value assigned to the acquired vines in the third party valuation report provided in your response.
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At the day of acquisition the total fair value of the acquired grape vines (vines) was assigned as follows:

Ranch Name (USD)	Vineyard Land Improvement w/o Vines	Vines	Vineyard Land Improvement
Anthony’s Hill Ranch	146,000	210,000	356,000
Blue Heron Ranch	319,000	314,000	633,000
Butler Ranch	488,000	746,000	1,234,000
Chalfont Vineyard	403,000	510,000	913,000
Cooperage Creek & Los Cerros	91,000	742,000	833,000
Dooley Creek Ranch	265,000	313,000	578,000
Ledford Ranch	310,000	394,000	704,000
Mc Nab Ranch	762,000	1,070,000	1,832,000
Miguelito Ranch (Paso)	161,700	96,300	258,000
Sundial Ranch	372,000	445,000	817,000
F Valley Oaks Ranch	181,802	333,198	515,000
Hooper Ranch	1,219,000	1,170,000	2,389,000
Sanctuary Ranch	97,000	2,120,000	2,217,000
TOTAL	4,815,502	8,463,498	13,279,000

The allocation of the fair value was performed proportionally per farm at the day of acquisition, based on the difference between the amount of land improvements: vineyard (ranch) provided by the third party valuation report of US$13,279,000 and book value of  land improvements and vines.

Subsequently, we have obtained a more detailed report from the third party valuation specialist. In this report, we identified that the value of the vines of US$8,463,498 were overstated by US$1,463,084 (ThCL$691,356) and the value of vineyard improvements of US$4,815,502 were understated by the same amount as compared with the values recorded at the date of acquisition.  Both amounts accumulate rise the sum of  US$13,279,000 as provided in the report from the third party valuation specialist.  The correction is  immaterial.

•	For the acquired grapes on vines, tell us the remaining time until the acquired grapes were harvested. Also explain to us in sufficient detail how you determined the fair value assigned to the acquired grapes on vines, including the key assumptions involved, and provide us with your underlying calculations used to arrive at the estimated fair value on the acquisition date.
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For the acquired grapes on vines, the remaining time until the acquired grapes were harvested was from April until the period between August and October of 2011.

As of the acquisition date, there were no grapes on the vines, therefore, no value was assigned to the grapes on that date. However, costs incurred related to the next harvest, in the amount of $2,596,970 were capitalized as Ranch -Crops in progress, classified within the financial statement caption, Biological assets-current. This amount represented the fair value at the acquisition date using as cost approach (replacement cost) valuation method. Therefore the value of the grapes at the date of acquisition is 0. The value rather refers to the cash outflows incurred for the next harvest (from April until between August and October of 2011) that were capitalized and the amount approximates fair value at the date of acquisition using cost approach (replacement cost) valuation method. Estimates of current replacement costs for raw material were assumed to be equal to the book value. For purposes of presentation, the amount of US$2,596,970 was reclassified to biological assets – current as there were no grapes on the vines.

•	Separately quantify for us the total fair value assigned to both the grape vines and grapes on vines acquired from Fetzer, and identify where the total fair value assigned to these biological assets is included in your purchase price allocation on page F-58. Provide this information in both US dollars and Chilean pesos.

The total fair value assigned to the biological assets included in our purchase price allocation on page F-58 is as follows (expressed in US$ and Thousand of Chilean Pesos):

Detail	FAIR VALUE
	US$	Th$

Biological assets, current (Ranch Crops - In – Progress)	2,596,970	1,227,224

Land	15,792,001	7,462,668
Buildings	20,460,000	9,668,578
Equipment	35,545,678	16,797,466
Construction in Progress	783,356	370,183
Property, plant and equipment	72,581,034	34,298,895

Within the caption Equipment above are included non-current biological assets, Vineyard land improvements – other, winery land improvements and other equipment as follows (express in US$):

Vineyard Land Improvements -
Vines (Biological assets, non current)	8,463,498
Vineyard Land Improvements - Others	4,815,502
Winery land improvements	3,479,000
Other equipment	18,787,678
Total equipment	35,545,678
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2.	We note your revised response to the comment six of our letter dated February 11, 2013 that was provided in your response letter dated June 28, 2013. Please advise us of the following:

•	Explain to us why the percentage of completed work-in-process inventory increased from 67.6% complete in your prior response to 95% complete in your revised response.

The percentage of complete work-in-progress inventory of 95% was determined based on physical inspection and corresponds to the percentage of completion of bulk wine to be finished mixture.

The amount presented in the previous letter should have been 95% consistent with the estimate at the time of acquisition.

•	Explain to us why the cost of goods sold percentage increased from 62.9% in your prior response to 65.04% in your revised response.

The percentage of 65.04% is from the final results of the valuation model.

The amount presented in the previous letter should have been 65.04% consistent with the estimate used in the valuation models.

•	Tell us how you determined the key income statement assumptions used in your inventory replacement cost calculation.

The key assumptions were as follows:

For revenue, direct costs, and expenses, historical amounts were used. Marketing and administrative expenses were estimated based on Concha y Toro’s expertise and benchmarked with the importer in the US. At the time of acquisition, Fetzer did not have its own direct sales force.

•	Tell us whether Fetzer valued its inventory at LIFO or FIFO and discuss how this factor was considered when arriving at your ultimate conclusion that the fair value of acquired inventory approximates book value.

Prior to the acquisition Fetzer’s maintained inventory accounting records for tax purposes at LIFO.

Viña Concha y Toro in arriving to the fair value of inventories considered and compared results with Fetzer’s inventory accounting records prior to the acquisition as follows:

•	Raw material and work in progress: weighted average costs

•	Finish products: Standard costs.
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•	Further describe to us Fetzer’s wine production process, from fermentation to final Blends, and confirm to us that a substantial percentage (i.e. 95%) of the acquired work-in-process inventory was at or near the final Blends stage and about to become finished product as of your April 2011 acquisition date.

During the harvest which generally occurs in the months of August through December we receive the grapes, press the grapes and ferment the grape juice. The grapes are then pressed and fermented during the period extending through March of the following year. Approximately 98% of all the basic wine blends have been completed by March 1 of the following year. During the months of March and April, the winery finalizes blending and begins the bottling process

Summarizing, the grapes and juice were purchased in the fall. The wine is fermented and the base blends are produced in the fall and winter months through the end of February. In March and April the process includes finalizing blends and bottling, thus 99% of the “Effort” is done at that period of the year (April 15th).

3.	We note in your response to comment six of our letter dated May 23, 2013 that brand expenses and selling expenses have zero allocation to the seller, so they are 100% remaining to execute to sell the inventory purchased. Please further explain to us the basis for your conclusion that these expenses are 100% remaining to execute to sell the acquired inventory. In this regard, it would appear that certain of these expenditures would be incurred ratably throughout the year and should have been allocated to the seller.

Fetzer was a successful winery, until predecessor owners (B-F) decided to eliminate the Sales and Marketing team of the winery and replaced them with the team that supported all product lines of “B-F’s Spirits Sales and marketing team”. After this change, Fetzer sales started to decrease from 3,718,069 Cases in FY2002 to 3,116,857 cases in FY2010. Therefore, the only commercial value was on the distribution network that was valued and accounted for as intangibles.

After the acquisition date Fetzer, under our management had to rebuild the brands, changed packaging of the core brands immediately (released in 2011). Further, relationship with distributors and marketing activities had to be implemented to reinforce our initial believe that the selling value was on the Brands and distribution network.

4.	We note in your response to comment ten of our letter dated May 23, 2013 that indirect expenses and general and administrative costs were excluded from your calculation of inventory replacement cost. Please explain whether or not your replacement cost calculation reduced the estimated selling price for estimated brand, sales and marketing, and certain general and administrative expenses. We highlight that the general practice is to exclude indirect costs and general administrative costs under the replacement cost method of estimating fair value. To the extent you included indirect costs and general administrative costs, please explain your basis referencing IFRS where appropriate.
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The replacement cost calculations were reduced by the estimated selling price for estimated brand, sales and marketing, and certain general and administrative expenses. Indirect costs are subtracted out of the replacement cost calculations.

In addition to our answer discussed on our letter dated May 23, 2013, the replacement cost methodology used in determining the fair value of inventories is based on the following assumptions and concepts:

To determine the cost of goods from the sales, we obtained profit and loss (P&L) and subtract the components that are not Cost of goods (Indirect expenses, indirect costs, general administrative costs and profits obtained).

Then, we determined the estimated sales that the purchased inventory will generate. Then, we determine which is the Cost of that inventory to be sold. In this regards, we subtracted  the components of the P&L that are not Cost of goods: Indirect Expenses, indirect costs, general administrative costs and profit.

In the case of the acquisition, we need to obtain the fair value of the Inventory, not the cost of goods, so we deducted the remaining effort on production, the indirect expenses to be incurred and the profit allocable to the buyer.

Note 15. Biological Assets, page F-67

5.	We note your response to comment 13 with respect to your accounting for grapes at the point of harvest under IAS 41, and the draft revision to your accounting policy disclosure which states the Company has concluded that the fair value of the grapes at the time of harvest approximates book value and consequently the grapes at the point of harvest are measured at fair value less cost to sell, and then transferred to inventory. We further note the summary chart in your response in which you depict the book value and fair value of your grapes at the time of the May 2012 harvest. Please further explain to us in sufficient detail how you determined the fair value of your grapes at the time of both the May 2011 and May 2012 harvest, and provide us with your underlying calculations used to arrive at the estimated fair value for each harvest. To the extent that you solely used a cost approach to determine the fair value of the grapes at the point of harvest, also further explain to us the usage of a 9.2% discount rate in your calculation.

For purposes of providing the answer to this question, we referred in certain instances to IFRS 13. Please note that for the years prior to 2012, IFRS 13 was not early adopted by the Company.

In order to determine the fair value of our grapes at the point of harvest, as required by IAS 41, we selected the valuation technique that was appropriate in the circumstances, for which sufficient data was available, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

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To estimate the fair value of our grapes at the point of harvest at May 31, 2012, we followed the fair value hierarchy rule established by IFRS 13 the standard on fair value measurement that gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Prior to the issuance of IFRS 13 in May 2011 there was no IASB standard on fair value measurement. So, to estimate the fair value of our grapes at the point of harvest at May 2011, we only followed the references to fair value measurement made by IAS 41, that follows the same hierarchy order though not as detailed as IFRS 13

The standard (IFRS 13) prescribes the following:

an entity shall measure the fair value as follows:

(a)	using the quoted price in an active market for the identical item held by another party as an asset, if that price is available (Level 1 inputs).
(b)	if that price is not available, using other observable inputs, such as the quoted price in a market that is not active for the identical item held by another party as an asset (Level 2 inputs).
(c)	if the observable prices in (a) and (b) are not available, using another valuation technique.

The three valuation techniques discussed in IFRS 13 are:

•	The market approach: a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (i.e. similar) assets, liabilities or a group of assets and liabilities;

•	The income approach: a valuation techniques that convert future amounts (e.g. cash flows or income and expenses) to a single current (i.e. discounted) amount;
•	The cost approach: a valuation technique that reflects the amount that would be required currently to replace the service capacity of an asset (often referred to as current replacement cost).

Given that for our grapes, Level 1 and Level 2 inputs are not available since there are no active or inactive markets for the types of grapes produced by the company, we resorted to the three valuation techniques discussed in IFRS 13. Of these three, only the cost approach (replacement cost) could be used as our best estimate of fair value for our grapes at 2012 (point of harvest). For May 2011, we used the same reasoning by analogy, based on valuation standards.

As we have mentioned in previous letters there are no active markets or inactive markets for the grapes we produce, since we do not trade them to third parties. Also, there are no identical grapes in the market because we use our grapes (that could be viewed as a specialized asset) to produce our branded wines. We do buy some varieties of grapes in the market from small producers, but these grapes are not identical to the grapes we produce, nor can the transactions generated from these purchase be considered as market transactions given, (i) the volumes involved and (ii) the parties involved (only us buying from various small producers). The market in which we buy the grapes is characterized by the presence of three large buyers (wine makers), and many small sellers (about 200 growers). We are the largest of the three buyers. Each grower has a very limited presence in the market, and the few buyers have a significant negotiating power. As such, we could not use the market approach given the lack of prices or other relevant information generated by market transactions involving identical or comparable (i.e. similar) assets.

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We then considered the income approach with the objective of estimating the market price of our grapes starting from the bottle of wine. Using the income approach would mean starting from the selling price of the bottle of wine and backing out the cost of production, packaging, distribution, and the contribution of intangibles such as, the brand, customer relationship, distribution channels, etc. However, given that, (a) the same bottle of wine is sold at different prices in different markets, (b) two different varieties of grapes can be blended together to produce a specific type of wine for instance, there is a lot of uncertainty / subjectivity involved in: (i) the price to use as a starting point, (ii) the estimation of the intangibles as contributory assets, (iii) the allocation of the intangible to each type of wine and (iv) the estimation of the required return on these contributory assets; we concluded that using the income approach would not only be non practical, but also rely on the use of too many unobservable inputs. As a matter of fact, we produce about 40 varieties of grapes that are further differentiated into about 200 categories based on the farm (“fundo”) of origin.

Finally, we tried the cost approach (replacement cost), a valuation technique based on the economic principle that a rational buyer will pay no more for an asset than the cost to obtain an asset of equal utility, whether by purchase or by construction / reproduction.

According to the International Valuation Standards Council (Exposure draft on Depreciated Replacement Cost), the replacement cost method is most commonly used for the valuation of specialized assets. This is because transactions involving the sale of specialized assets are relatively infrequent and when they do occur, the assets are often sold as part of a going concern business.

Given that it only takes twelve months to produce and harvest our grapes, and based on the historical and market data (land lease, lease of machinery and equipment) available, we concluded that estimating the replacement cost would maximize the use of relevant observable inputs as recommended by IFRS 13.

Considering that replacement costs should capture all of the costs that would be incurred at the date of valuation by a typical market participant seeking to create a similar asset. The replacement cost for our grapes for instance would include the lease of the land (at market value) used to produce the grapes, even when the company is owner of the land.

Because the costs to reproduce the grapes are incurred over a twelve month period, any cost incurred in that process needs to be estimated as if it was incurred at the valuation date (time value of money). So, if we are estimating the costs to reproduce the grapes based on projected costs over the next twelve months (what we did), we will need to discount them to the valuation date. This explains the use of the discount rate. Similarly, had we estimated the costs to reproduce the grapes from a historical perspective, we would have adjusted them to reflect price changes between the date on which the costs were incurred and the valuation date.

In order to estimate the costs to reproduce our grapes at the point of harvest we did the following:

1	Identification of the varieties, quantities of grapes, and the lands that produced the grapes as of the different valuations dates (May 2011 and May 2012). For the May 2012 harvest, for instance, we had 90,980 tons of grapes from 7 valleys. This corresponds to 38 varieties of grapes that are further differentiated into 201 categories based on the 40 farms (6,221 hectares) from where they were harvested.
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2	We estimated the costs (direct and indirect) to be incurred to produce and harvest the grapes and are based on a combination of both historical and market data.
3	These costs mostly include:

 Direct costs:

•	Labor costs: remuneration expenses of personnel directly working on the farms
•	Depreciation: depreciation expense of machinery and equipment owned by the farms.
•	Lease of the land: this is a notional rent for the land estimated based on market values of the land obtained from real estate brokers in each valley. When we own the land, we still use the estimated notional rent to reflect the fact that the land is needed to produce the grapes. When we do not own the land and lease it, we rather use the market price of the leases instead of the lease we pay.
•	Tools and other supplies
•	Agricultural services: expenses related to subcontractors
•	Lease of machinery and equipment when the farm does not own the equipment
•	Utilities, Maintenance & repairs, Freight and transportation

Indirect costs:

•	Remuneration and facility costs incurred by the agricultural group directly involved in the management of the farms.
4	All the costs needed to produce and harvest the grapes, excluding the lease of the land, were estimated on a global basis i.e. for all the 6,221 hectares of land in 2012 (6,070 hectares of lands in 2011). On the contrary, the lease of the land was estimated on a farm basis (a rent per hectare of land was obtained for each farm). A total land lease amount was computed by multiplying the price per hectare by the size of each farm.
5	All these costs (notional rent and all other costs) were added together to estimate the replacement cost (our best estimate of fair value) of the grapes at the point of harvest.

As requested, we have attached our estimation of fair value using the cost approach valuation technique (replacement cost) of our grapes at the point of harvest for Chile.

In our previous letter we included the results of our model as of May 31, 2012 are as follows (express in thousands of Chilean Pesos, except the discount rates):

Discount rate
9.2%

Total replacement costs as calculated	16,867,767
Book value	16,080,595
Excess of total replacement costs over book value	787,172
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The model considered steps 1 – 5 above. Also, the costs considered 1.6% reduction of costs due to efficiencies intended to be implemented during the year. The discount rate used in the model was 9.2% which is Company’s WACC. Our conclusion is the same that the difference between the replacement cost calculation and book value are not material to the statement of financial position and income statement.

As part of your questions, we revaluated the model and this time we perform a new calculation. The revaluated model considers steps 1 – 5 above, did not considered 1.6% reduction of costs. Instead the cost increased by 2% to consider expected inflation. Also, in years May 2011, and May 2012, we are now showing two discount rates as a sensibility measure to show the impact of a change in the discount the discount rates from Company’s WACC to risk free rate.

The summary of the results as of May 31, 2012 are as follows (express in thousands of Chilean Pesos except the discount rates):

	Discount rate
	9.2%	5.1%

Total replacement costs as calculated	17,381,380	17,706,582
Book value	16,080,595	16,080,595
Excess of total replacement costs over book value	1,300,785	1,625,987

The summary of the results as of May 31, 2011 are as follows (express in thousands of Chilean Pesos except percentage of discount rate):

	Discount rate
	9.2%	6.1%

Total replacement costs as calculated	16,223,211	16,451,031
Book value	15,059,462	15,059,462
Excess of total replacement costs over book value	1,163,749	1,391,569

The amount utilized in the model to form a conclusion is the risk free rate.  Then that the risk free rate is compared to the book value to evaluate for the materiality of the difference.  For each period presented, the Company has recorded the historic cost, however, considering that the fair value of the grapes at the point of harvest is not materially different that than recorded.  Indeed, the above calculation was made as of May 31, 2012 and 2011 (at the point of harvest), the net effects on net income for the years ended is ThCL$234,418 (increase) and ThCl$155,153 (decrease), respectively.

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6.	You have previously asserted that you cannot reliably determine fair value of the vines and pursuant with IAS 41, carry the vines at historical cost. In your response dated June 28, 2013, you provided a valuation report used to estimate the fair value of vines acquired through the Fetzer transaction. We remain skeptical of your assertion that you cannot reliably determine fair value of the vines, especially in light of the valuation approach applied to determine fair value pursuant to the Fetzer acquisition. Please explain your basis for determining you cannot reliably estimate fair value pursuant to IAS 41.

The fair value of the vines (biological assets) acquired through the Fetzer transaction was estimated as follows:

•	The value of raw land was estimated using comparable land sales information
•	The value of planted land (not exclusively vineyard) was estimated using listings in each property (planted land) market
•	Then, the market value of total land improvements was obtained subtracting the value of raw land from the value of planted land.
•	Finally, the appraiser calculated the cost of trellises, irrigation, ponds, drainage and atypical vineyard land improvements. These costs were deducted from the market value of total land improvements to estimate the fair value of the vines.

As can be seen, the fair values of the vines acquired through the Fetzer transaction was a residual value estimated using a combination of market approach (sales comparison) and cost approach. It was possible to estimate the fair value of Fetzer’s vines because market data (recent transactions of raw land and quoted prices of planted lands) was available. That information is not available either in Chile or in Argentina, which are two emerging economies characterized by the immaturity of the market with lower level of liquidity and limited number of market participants, as opposed to the United States of America, a developed market in which Fetzer operates.

In order to estimate the fair value of our vines in Chile and Argentina, we could not use the market approach as there are no active markets or observable market prices for our vines, or comparable assets in these markets. We also considered the cost approach but considering that our vines are mostly established trees (not recently planted) and do have a life cycle of between 20 to 25 years we concluded that this approach was not appropriate. Regarding the use of the cost approach to value forest, a biological asset, the International Valuation Standards Council in its November 2012 exposure draft “The Valuation of Forests”, stated the following: “The cost approach is most applicable to recently planted forests, where the cost of creating an equivalent asset may be able to be judged with a reasonable degree of certainty.”

We finally considered the income approach to derive the fair value of our vines based the present value of the cash flows generated by the vines over its remaining life. The main input for the income approach for this exercise is the price / projected price of the grapes we produce. As we have stated earlier (see answer to question 5 above), there are no active markets or inactive markets for the grapes we produce. As such, we could not rely on the income approach to estimate the fair value of our vines. As an exercise, we tried to estimate the fair value of our vines using the income approach by using the prices at which the company buys some varieties of grapes (not the same quality and characteristics of the grapes we produce), and in many cases, this yielded inconsistencies such as vines with negative fair values. This is an untenable result as we continue to make a good margin on all our wines, suggesting that a negative value for any particular vine cannot be accurate. Details of the procedures performed to test the applicability of the income approach to estimate fair value of our vines are provided in our response to question 7 below.

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Given that, (i) quoted market prices are not available for our vines in Chile and Argentina, and (ii) alternative fair value measurements were determined to be unreliable, we measured our vines at cost less accumulated depreciation as permitted by the standard (IAS 41) in such circumstances. However, we are still evaluating the use of the income approach (as discussed in answer 7 below).

7.	During the Company’s May 22, 2013 conference call with the Staff it was communicated to the Staff that the Company is currently reevaluating its IAS 41 accounting conclusions with respect to not being able to determine fair value of its existing biological assets (i.e. grape vines and grapes on vines) since the adoption of IFRS. Please provide us with an update on the status of your IAS 41 reevaluation. Also tell us whether you anticipate any changes to your prior accounting conclusions or revisions to your financial statements as a result of your reevaluation.

With respect to the fair value of grapes at the point of harvest, we continue to use the cost approach valuation technique (replacement cost) as discussed in our answer to question No. 5 above. We have not recorded the amounts produced by these models in its financial statements.

Concerning, the fair value of the vines, we tried the income approach by estimating the present value of the net future cash flows expected from the assets discounted at the Weighted Average Cost of Capital of the company, estimated using market participants’ assumptions.

Our grapevines are classified into about 200 categories based on the variety of grapes they produce and on the location (farm / valley).

The main inputs for the model are:

•	The age of the vine
•	The expected life of the vine (20 to 25 years)
•	The yield per hectare
•	Actual operational expenses per hectare per category of vine, based on the farm / valley. This does not include the actual rent per hectare the company pays when it does not own the land.
•	A notional rent per hectare based on market rates per hectare provided by real estate brokers. This notional rent is considered even when the company does own the land, and is also used instead of actual rent paid when the company leases the land from third parties.
•	Estimated and Projected Prices per kg of grapes sold
•	With regards to the price of the grapes, given that there are no active markets for the types of grapes we produce, as an exercise, we tried the prices at which the company buys some varieties of grapes (as a proxy), not the same quality and characteristics of the grapes harvested by the company. For almost 200 categories of grapes, we obtained only 152 purchase prices i.e. prices at which we purchase from other producers, for the other 45 categories of grapes (23%), there are no prices available. As can be seen, the prices we used in our model are based on internal inputs
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The model yielded the following result:

•	31% of vines had negative fair values.

These negative values should not be construed as an indication of impairment as, (i) any impairment analysis should be performed considering the business as a whole (from harvest of grapes to the processing and sale of our branded wines), and (ii) we make profit from our wines. These negative values is just a proof that we could not rely on the prices at which we buy certain varieties of grapes to apply the income approach.

These results clearly indicate that we cannot rely on the prices at which we buy our grapes (only available data) from other producers to estimate the fair value of our vines. We also concluded that trying to estimate the fair value of our vines based on the purchase price of similar grapes does not reflect the value of our vines and also confirms the inexistence of reference price (absence of active market) for the grape we produce from our vines. Also, given that our vines are not traded in the market (the vines of the other top 2 companies are not traded either in the market), we could not verify the results of the model independently.

Other publicly traded wineries in Chile registered with the Chilean regulator (including the other top 2) recognize their vines at cost less accumulated depreciation. Their circumstances are similar to ours. Also the regulator in Chile has accepted this approach.

Finally, we are still estimating our vines at cost less accumulated depreciation. However, we continue evaluating the use of the income approach.

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As requested by the Commission in the Comment Letter, I acknowledge, on behalf of the Company, the following:

a)	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

b)	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c)	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the Company’s responses to the comments or any other matters, please call me at (56-2) 2476-5644.

Sincerely,

/s/ OSVALDO SOLAR VENEGAS
Osvaldo Solar Venegas
Chief Financial Officer
Viña Concha y Toro S.A.
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EXHIBITS

Third party detailed valuation report on Vineyard land improvements and vines at the date of acquisition

				Land Improvements Value
Ranch/location	City	County	Acres	Irrigation	Trellses	Drainage	Ponds	Other	Vines	Total
Anthonys Hill	Hopland	Mendocino	27.19	$60,906	$57,860	$—	$78,455	$—	$158,779	$356,000
Blue Heron	Hopland	Mendocino	54.12	163,795	155,605	18,270	49,984	0	245,346	633,000
Buter Ranch	Ukiah	Mendocino	86.29	198,458	188,535	228,565	145,520	0	472,922	1,234,000
Chalfant	Ukiah	Mendocino	73.03	57,389	54,519	0	0	0	801,092	913,000
Cooperage Creek & Los Cerros	Hopland	Mendocino	78.6	125,917	119,621	0	116,733	0	470,729	833,000
Dooley Creek	Hopland	Mendocino	45.16	82,963	78,815	4,053	0	34,626	377,543	578,000
Ledford	Ukiah	Mendocino	52.11	125,064	118,811	0	59,157	0	400,968	704,000
McNab Ranch	Ukiah	Mendocino	130.84	207,126	196,770	1,306	427,073	14,081	985,644	1,832,000
Paso Robles Winery	Paso Robles	San Luis Obispo	15.29	39,142	37,185	1,361	0	0	180,312	258,000
Sundial	Hopland	Mendocino	74.28	100,694	95,660	0	153,923	0	466,723	817,000
Valley Oaks	Hopland	Mendocino	45.56	89,762	85,274	8,898	127,014	0	204,052	515,000
Owned Total			682.47	$1,251,216	$1,188,655	$262,453	$1,157,859	$48,707	$4,764,110	$8,673,000

Hooper	Hopland	Mendocino	219.16	741,597	704,517	154,961	335,331	14,041	438,554	2,389,000
sanctuary	Greenfield	Monterey	184.73	215,000	204,250	0	0	0	1,797,750	2,217,000
Clark Colony	Greenfield	Monterey	7.10	0	0	0	0	0	0	0

Leased Total			410.99	$956,597	$908,767	$154,961	$335,331	$14,041	$2,236,304	$4,606,000

Total			1,093.46	$2,207,813	$2,097,422	$417,414	$1,493,190	$62,748	$7,000,414	$13,279,000

15

Valuation model of grapes as of May 31, 2012 (Replacement Costs)

	1	2	3	4	5	6	7	8	9	10	11	12
	Months
Cash outflows	June	July	August	September	October	November	December	January	February	March	April	May	Total
Lease (machinery and equipment)	4,819,285	2,957,161	488,989	9,583,053	35,120,876	32,800,097	35,954,058	7,563,294	8,582,446	4,184,771	11,342,688	16,532,487	169,929,205
Fuels and lubricants	0	0	0	0	0	0	157,895	475,733	429,624	32,822,216	36,901,387	21,944,853	92,731,707
Indirect cost per plantation	321,375,577	386,615,522	423,933,067	385,673,846	383,250,763	457,777,694	518,827,471	418,852,194	397,703,824	411,942,176	424,642,739	1,353,116,636	5,883,711,511
Depreciation	188,051,606	188,051,613	187,420,073	203,605,233	204,158,825	204,256,974	205,213,980	204,270,191	204,270,190	204,270,193	197,783,304	197,783,307	2,389,135,487
Freight	0	0	0	0	0	5,893,850	78,742	0	0	4,507,808	0	0	10,480,400
Administrative expenses	32,093,435	32,572,641	33,709,382	39,494,680	39,092,814	72,132,796	67,917,626	33,769,081	35,553,724	20,542,146	36,914,190	36,524,006	480,316,522
Personnel costs	270,859,695	401,941,095	403,640,222	129,857,329	247,192,729	344,461,500	319,018,122	295,898,380	207,929,558	236,347,551	276,534,837	185,748,132	3,319,429,150
Maintenance and repairs	4,652,425	2,372,147	4,287,057	5,347,093	6,452,507	6,443,490	6,402,544	3,382,991	1,639,428	2,940,300	2,951,078	2,766,368	49,637,426
Supplies	15,440,259	34,208,099	27,154,178	50,448,161	81,633,915	305,155,143	368,180,184	130,651,321	126,561,860	47,259,277	125,445,761	20,774,781	1,332,912,940
Agricultural service	53,948,366	109,791,961	93,006,401	64,134,400	66,735,384	91,855,545	55,087,681	54,902,941	12,499,435	60,002,131	119,157,339	124,167,949	905,289,533
Utilities (water, electricity)	1,072,331	7,908,136	5,380,603	5,742,616	5,395,519	7,132,534	31,650,155	39,127,621	20,888,464	60,500,640	31,482,141	10,548,710	226,829,469
Transportation	3,263,432	3,787,828	972,635	1,095,493	1,459,022	3,880,476	3,821,516	1,847,867	2,949,839	3,710,806	2,929,732	2,815,190	32,533,836
	895,576,412	1,170,206,203	1,179,992,606	894,981,904	1,070,492,354	1,531,790,099	1,612,309,973	1,190,741,614	1,019,008,393	1,089,030,015	1,266,085,195	1,972,722,418	14,892,937,187
Present value of projected costs	889,032,068	1,153,166,338	1,154,313,106	869,107,254	1,031,947,184	1,465,844,625	1,531,623,430	1,122,886,273	953,917,426	1,012,016,635	1,167,953,391	1,806,522,361
Excluding notional lease

Total replacement costs as calculated	Using a 9.2% discount rate		16,867,767,286
Book value			16,080,595,026
Excess of total replacement costs over book value (Chilean Pesos)			787,172,260

Valuation model of grapes as of May 31, 2012 (Replacement Costs)

	1	2	3	4	5	6	7	8	9	10	11	12
	Months
Cash outflows	June	July	August	September	October	November	December	January	February	March	April	May	Total
Lease (machinery and equipment)**	-2,870,337	10,664,945	-260,711	9,274,940	36,839,896	34,214,317	37,767,348	2,870,958	13,830,225	5,047,271	11,347,414	17,370,316	176,096,582
Fuels and lubricants	0	0	0	0	0	0	163,625	493,000	445,217	34,013,459	38,240,678	22,741,315	96,097,294
Indirect cost per plantation	333,039,519	400,647,270	439,319,210	399,671,416	397,160,391	474,392,188	537,657,693	434,053,933	412,138,008	426,893,124	440,054,639	1,402,226,385	6,097,253,777
Depreciation	194,347,903	194,115,338	185,971,076	219,704,478	211,453,630	212,120,966	213,093,136	211,618,290	211,445,571	211,670,893	204,863,903	205,441,116	2,475,846,300
Freight	0	0	0	0	0	6,107,760	81,600	0	0	4,671,413	0	0	10,860,773
Administrative expenses	33,258,228	33,754,826	34,932,823	40,928,093	40,511,641	74,750,769	70,382,615	34,994,689	36,844,103	21,287,699	38,253,946	37,849,601	497,749,035
Personnel costs	280,690,224	416,529,066	418,289,861	134,570,345	256,164,293	356,963,318	330,596,502	306,637,657	215,476,113	244,925,503	286,571,338	192,489,638	3,439,903,857
Maintenance and repairs	4,821,279	2,458,241	4,442,651	5,541,159	6,686,693	6,677,348	6,634,916	3,505,773	1,698,929	3,047,014	3,058,183	2,866,770	51,438,957
Supplies	16,000,645	35,449,641	28,139,706	52,279,117	84,596,720	316,230,384	381,542,843	135,393,155	131,155,271	48,974,496	129,998,664	21,528,777	1,381,289,419
Agricultural service	55,906,357	113,776,729	96,381,957	66,462,081	69,157,465	95,189,333	57,087,022	56,895,578	12,953,087	62,179,836	123,482,012	128,674,476	938,145,933
Utilities (water, electricity)	1,111,250	8,195,152	5,575,885	5,951,037	5,591,343	7,391,400	32,798,860	40,547,711	21,646,586	62,696,438	32,624,748	10,931,562	235,061,973
Transportation	3,381,874	3,925,303	1,007,935	1,135,253	1,511,976	4,021,313	3,960,213	1,914,933	3,056,900	3,845,486	3,036,063	2,917,364	33,714,613
	919,686,943	1,219,516,511	1,213,800,394	935,517,919	1,109,674,047	1,588,059,096	1,671,766,374	1,228,925,676	1,060,690,011	1,129,252,633	1,311,531,589	2,045,037,320	15,433,458,514
Present value of projected costs	915,882,570	1,209,448,087	1,198,799,616	920,134,268	1,086,911,784	1,549,049,521	1,623,955,039	1,188,841,091	1,021,848,335	1,083,400,043	1,253,072,692	1,945,801,447
Excluding notional lease

Total replacement costs as calculated	Using a 5.10% (risk free) discount rate		17,706,581,690
Book value			16,080,595,026
Excess of total replacement costs over book value (Chilean Pesos)			1,625,986,664

16

Valuation model of grapes as of May 31, 2012 (Replacement Costs)

	1	2	3	4	5	6	7	8	9	10	11	12
	Months
Cash outflows	June	July	August	September	October	November	December	January	February	March	April	May	Total
Lease (machinery and equipment)**	-2,870,337	10,664,945	-260,711	9,274,940	36,839,896	34,214,317	37,767,348	2,870,958	13,830,225	5,047,271	11,347,414	17,370,316	176,096,582
Fuels and lubricants	0	0	0	0	0	0	163,625	493,000	445,217	34,013,459	38,240,678	22,741,315	96,097,294
Indirect cost per plantation	333,039,519	400,647,270	439,319,210	399,671,416	397,160,391	474,392,188	537,657,693	434,053,933	412,138,008	426,893,124	440,054,639	1,402,226,385	6,097,253,777
Depreciation	194,347,903	194,115,338	185,971,076	219,704,478	211,453,630	212,120,966	213,093,136	211,618,290	211,445,571	211,670,893	204,863,903	205,441,116	2,475,846,300
Freight	0	0	0	0	0	6,107,760	81,600	0	0	4,671,413	0	0	10,860,773
Administrative expenses	33,258,228	33,754,826	34,932,823	40,928,093	40,511,641	74,750,769	70,382,615	34,994,689	36,844,103	21,287,699	38,253,946	37,849,601	497,749,035
Personnel costs	280,690,224	416,529,066	418,289,861	134,570,345	256,164,293	356,963,318	330,596,502	306,637,657	215,476,113	244,925,503	286,571,338	192,489,638	3,439,903,857
Maintenance and repairs	4,821,279	2,458,241	4,442,651	5,541,159	6,686,693	6,677,348	6,634,916	3,505,773	1,698,929	3,047,014	3,058,183	2,866,770	51,438,957
Supplies	16,000,645	35,449,641	28,139,706	52,279,117	84,596,720	316,230,384	381,542,843	135,393,155	131,155,271	48,974,496	129,998,664	21,528,777	1,381,289,419
Agricultural service	55,906,357	113,776,729	96,381,957	66,462,081	69,157,465	95,189,333	57,087,022	56,895,578	12,953,087	62,179,836	123,482,012	128,674,476	938,145,933
Utilities (water, electricity)	1,111,250	8,195,152	5,575,885	5,951,037	5,591,343	7,391,400	32,798,860	40,547,711	21,646,586	62,696,438	32,624,748	10,931,562	235,061,973
Transportation	3,381,874	3,925,303	1,007,935	1,135,253	1,511,976	4,021,313	3,960,213	1,914,933	3,056,900	3,845,486	3,036,063	2,917,364	33,714,613
	919,686,943	1,219,516,511	1,213,800,394	935,517,919	1,109,674,047	1,588,059,096	1,671,766,374	1,228,925,676	1,060,690,011	1,129,252,633	1,311,531,589	2,045,037,320	15,433,458,514
Present value of projected costs	912,966,413	1,201,758,617	1,187,385,154	908,471,340	1,069,718,064	1,519,691,172	1,588,104,391	1,158,894,387	992,936,556	1,049,394,813	1,209,877,323	1,872,744,799
Excluding notional lease

Total replacement costs as calculated	Using a 9.20% discount rate		17,381,380,226
Book value			16,080,595,026
Excess of total replacement costs over book value (Chilean Pesos)			1,300,785,200

Valuation model of grapes as of May 31, 2011 (Replacement Costs)

	1	2	3	4	5	6	7	8	9	10	11	12
	Months
Cash outflows	June	July	August	September	October	November	December	January	February	March	April	May	Total
Lease (machinery and equipment)**	22,193,522	-15,149,076	848,481	48,948,895	45,063,048	7,279,775	23,553,045	24,731,605	381,480	641,172	25,292,448	10,324,399	194,108,796
Fuels and lubricants	90,530	0	0	0	0	0	0	292,118	0	23,071,398	33,326,288	19,187,033	75,967,367
Indirect cost per plantation	370,757,068	421,531,246	398,922,996	434,676,458	421,798,421	434,032,257	553,705,422	481,552,585	410,484,902	418,352,633	420,114,367	1,372,199,663	6,138,128,016
Depreciation	198,741,748	198,285,658	199,069,419	211,317,247	201,370,192	201,310,658	201,320,337	201,300,323	201,300,336	201,390,131	215,688,581	198,859,443	2,429,954,073
Freight	163,200	0	0	0	0	0	0	0	0	122,400	0	0	285,600
Administrative expenses	31,697,398	28,053,690	23,324,852	30,126,059	25,501,501	29,794,335	36,246,287	31,162,372	34,020,790	22,568,379	34,462,648	48,944,407	375,902,719
Personnel costs	244,811,588	305,060,614	401,176,950	152,469,565	189,270,937	327,401,086	299,259,868	272,094,027	171,347,924	208,807,579	245,684,778	178,363,209	2,995,748,124
Maintenance and repairs	457,204	1,489,167	7,760,734	1,993,206	1,085,186	0	597,855	817,328	7,023,506	8,079	1,321,816	3,948,785	26,502,867
Supplies	18,122,453	10,247,754	37,105,705	31,858,304	72,979,090	273,424,023	304,208,547	126,760,413	55,559,189	90,873,383	47,033,810	101,774,183	1,169,946,854
Agricultural service	58,743,178	59,440,331	93,070,248	66,483,106	19,304,579	49,879,146	51,343,383	47,095,313	14,433,897	32,171,120	72,931,539	123,086,836	687,982,676
Utilities (water, electricity)	21,577,550	11,038,149	6,986,738	6,783,571	11,604,133	12,571,999	23,681,687	35,228,188	31,801,625	49,079,052	33,784,672	20,951,475	265,088,839
Transportation	3,933,900	3,543,557	2,942,782	3,700,319	2,410,840	2,877,791	3,923,733	3,807,839	4,564,532	4,534,903	6,421,895	4,662,353	47,324,442
	971,289,340	1,023,541,090	1,171,208,903	988,356,732	990,387,928	1,338,571,071	1,497,840,163	1,224,842,110	930,918,181	1,051,620,231	1,136,062,840	2,082,301,787	14,406,940,375
Present value of projected costs	966,508,491	1,013,489,806	1,153,999,231	969,040,504	966,252,420	1,299,522,319	1,446,987,672	1,177,433,857	890,481,649	1,000,989,324	1,076,043,725	1,962,584,153
Excluding notional lease

Total replacement costs as calculated	Using a 6.10% (risk free) discount rate		16,451,031,432
Book value			15,059,461,967
Excess of total replacement costs over book value (Chilean Pesos)			1,391,569,465
17

Valuation model of grapes as of May 31, 2011 (Replacement Costs)

	1	2	3	4	5	6	7	8	9	10	11	12
	Months
Cash outflows	June	July	August	September	October	November	December	January	February	March	April	May	Total
Lease (machinery and equipment)**	22,193,522	-15,149,076	848,481	48,948,895	45,063,048	7,279,775	23,553,045	24,731,605	381,480	641,172	25,292,448	10,324,399	194,108,796
Fuels and lubricants	90,530	0	0	0	0	0	0	292,118	0	23,071,398	33,326,288	19,187,033	75,967,367
Indirect cost per plantation	370,757,068	421,531,246	398,922,996	434,676,458	421,798,421	434,032,257	553,705,422	481,552,585	410,484,902	418,352,633	420,114,367	1,372,199,663	6,138,128,016
Depreciation	198,741,748	198,285,658	199,069,419	211,317,247	201,370,192	201,310,658	201,320,337	201,300,323	201,300,336	201,390,131	215,688,581	198,859,443	2,429,954,073
Freight	163,200	0	0	0	0	0	0	0	0	122,400	0	0	285,600
Administrative expenses	31,697,398	28,053,690	23,324,852	30,126,059	25,501,501	29,794,335	36,246,287	31,162,372	34,020,790	22,568,379	34,462,648	48,944,407	375,902,719
Personnel costs	244,811,588	305,060,614	401,176,950	152,469,565	189,270,937	327,401,086	299,259,868	272,094,027	171,347,924	208,807,579	245,684,778	178,363,209	2,995,748,124
Maintenance and repairs	457,204	1,489,167	7,760,734	1,993,206	1,085,186	0	597,855	817,328	7,023,506	8,079	1,321,816	3,948,785	26,502,867
Supplies	18,122,453	10,247,754	37,105,705	31,858,304	72,979,090	273,424,023	304,208,547	126,760,413	55,559,189	90,873,383	47,033,810	101,774,183	1,169,946,854
Agricultural service	58,743,178	59,440,331	93,070,248	66,483,106	19,304,579	49,879,146	51,343,383	47,095,313	14,433,897	32,171,120	72,931,539	123,086,836	687,982,676
Utilities (water, electricity)	21,577,550	11,038,149	6,986,738	6,783,571	11,604,133	12,571,999	23,681,687	35,228,188	31,801,625	49,079,052	33,784,672	20,951,475	265,088,839
Transportation	3,933,900	3,543,557	2,942,782	3,700,319	2,410,840	2,877,791	3,923,733	3,807,839	4,564,532	4,534,903	6,421,895	4,662,353	47,324,442
	971,289,340	1,023,541,090	1,171,208,903	988,356,732	990,387,928	1,338,571,071	1,497,840,163	1,224,842,110	930,918,181	1,051,620,231	1,136,062,840	2,082,301,787	14,406,940,375
Present value of projected costs	964,191,731	1,008,636,877	1,145,720,557	959,782,540	954,727,075	1,280,943,917	1,422,882,154	1,155,043,525	871,454,132	977,252,373	1,048,008,816	1,906,869,768
Excluding notional lease

Total replacement costs as calculated	Using a 9.2% discount rate		16,223,211,746
Book value			15,059,461,967
Excess of total replacement costs over book value (Chilean Pesos)			1,163,749,779
18